UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated December 19, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	December 19, 2016

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Resignation of Mr Cyrus Mistry – Non-Executive Chairman from the Company’s Board

December 19, 2016, Mumbai: This is with further reference to our filing dated December 9, 2016.

Reproduced below is the letter of resignation from our Chairman, Mr Cyrus Mistry dated December 19, 2016 tendering his resignation with immediate effect.

This is for the information of the Exchanges and members.

Sterling Bay
103 Walkeshwar Road
Bombay 400006
December 19, 2016
Board of Directors Tata Motors Limited
Dear Sir / Madam,
For the reasons set out in my enclosed / attached public statement, I hereby tender my resignation with immediate effect from the Board of Directors of the company.
Yours sincerely,
Cyrus P. Mistry

Sterling Bay
103 Walkeshwar Road
Bombay 400006
STATEMENT FROM CYRUS P. MISTRY
Events of the past eight weeks have been about saving a legacy. A legacy of values and ethics inherited from the founder of the Tata group, Jamsetji Tata. I am mindful of the legacy I inherited. In the 1960s, when multiple members of the Tata family wanted to sell their shareholding in Tata Sons, my grandfather and father were approached to ensure the shares of Tata Sons went into safe hands.
Until about 15 years ago, the trustees of Tata Trusts wielded no voting power at all on the Tata Sons shares held by them. Company law vested voting power in the hands of a “public trustee” appointed by the Government who would decide how to vote shares held by public charitable trusts. My family’s voting strength constituted the largest minority voice outside the government. In this role, over the decades, we consistently implemented the values and ethics of Jamsetji Tata and our actions protected this incredible institution. Over the last five decades our support for the Tata Trusts and the Tata Group has been one of guardianship. We ensured that we always did the right thing for the right reasons, regardless of consequences.
In 2011, when I was persuaded by Mr. Ratan Tata to take up the Chairman’s position, I agreed with a resolve that I would continue to serve the best interests of the Tata Group. I took charge in 2012, a point in time, when the Group was going through its most challenging phase.
A journalist recently asked me: “What was your reaction when minutes before the meeting on October 24, Nitin Nohria and Ratan Tata walked into your office asking you to quit?” I answered that I had at all times acted only in the interests of the Tata Group and there was no reason for me to quit. My resolve to always do the right thing for the right reasons had given me the strength to face the situation. It was the future of the Tata Group that was at stake and not my office. There began the journey of the past eight weeks.

Sterling Bay
103 Walkeshwar Road
Bombay 400006
Many have also asked me why I have raised issues only after Mr. Ratan Tata staged the illegal coup. Unknown to the outside world, I had confronted and was grappling with serious governance problems and ethical issues for a considerable period of time. My efforts were aimed at reforming the system from within, which may well be the real reason for my removal.
In my representation to shareholders, I have detailed, supported by documents, the governance breakdown in Tata Sons caused by actions of trustees of Tata Trusts. In recent weeks, the conduct of those at the helm of affairs has further unmasked the absence of ethical standards.
Having deeply reflected on where we are in this movement for cleaning up governance and regaining lost ethical ground, I think it is time to shift gears, up the momentum, and be more incisive in securing the best interests of the Tata Group. Towards this end, the objective of effective reform and the best interests of employees, public shareholders and other stakeholders of the Tata Group (the very people I sought to protect as Chairman) would be better served by my moving away from the forum of the extraordinary general meetings. It is with this thought in mind that I have decided to shift this campaign to a larger platform and also one where the rule of law and equity is upheld. I had initially not thought that one would need to seek an external forum to adjudicate issues that should never have arisen in the first place.
I believe my actions today are consistent with protecting the long-term interests of the Tata Group. By removing myself from the general meetings, I reinforce my consistent position that this is not a fight for a position but a fight to more effectively secure long-term reform to keep the Tata Group on a sustainable path.
The support I have received so far has given me the strength to now take this campaign to a different level. I once again call upon all stakeholders to continue to ask the right questions and demand the right actions.
* * * * *

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.